SECURITIES AND EXCHANGE COMMISSION
Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For 5th March 2003

SIX CONTINENTS PLC
(Registrant’s name)

20 North Audley Street
London W1K 6WN, England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

This document, which comprises supplementary listing particulars relating to Mitchells & Butlers PLC (“M and B”) should be read in conjunction with the listing particulars relating to M and B dated 17 February 2003 (the “Listing Particulars”). It has been prepared in accordance with the listing rules made under Section 74 of the Financial Services and Markets Act 2000 and has been delivered to the Registrar of Companies in England and Wales for registration in accordance with Section 83 of that Act.

The directors of M and B, both before and after completion of the Separation, whose names are set out in Section 1 of Part II of this document, accept responsibility for the information contained in this document. To the best of the knowledge and belief of such persons (who have taken all reasonable care to ensure that such is the case) the information contained in this document is in accordance with the facts and does not omit anything likely to affect the import of such information.

The distribution of this document in jurisdictions other than the UK may be restricted by law and therefore persons into whose possession this document comes should inform themselves about and observe such restrictions. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction. For certain United States, Canadian, Australian and New Zealand securities laws considerations applicable to overseas shareholders, see Sections 19 and 20 of Part IX of the Listing Particulars.

Application has been made to the UK Listing Authority for all the Ordinary Shares to be admitted to the official list of the UK Listing Authority (the “Official List”) and will be made to the London Stock Exchange plc (the “London Stock Exchange”) for the Ordinary Shares to be admitted to trading on the London Stock Exchange’s market for listed securities. Subject, amongst other things, to the passing of the relevant resolutions to be proposed at the Court Meeting and the Six Continents Extraordinary General Meeting to be held on 12 March 2003, it is expected that such Admission will become effective, and that dealings in the Ordinary Shares will commence, at 8.00 a.m. (London time) on 15 April 2003. As part of the Separation, American Depositary Shares (each representing one Ordinary Share) will be issued and evidenced by American Depositary Receipts (“ADRs”). Application will be made for the M and B ADRs to be listed on the New York Stock Exchange, and subject to fulfilling the listing requirements of the New York Stock Exchange, dealings in M and B ADRs are expected to commence at 9.30 a.m. (New York time) on 15 April 2003.

This document does not constitute an offer or invitation to any person to subscribe for or purchase any securities in M and B or any other entity.

MITCHELLS & BUTLERS PLC

(Incorporated and registered in England and Wales under the Companies Act 1985 and 1989
Registered No. 4551498)

SUPPLEMENTARY LISTING PARTICULARS

relating to the

INTRODUCTION TO THE OFFICIAL LIST

SPONSORED BY

Schroder Salomon Smith Barney

Schroder Salomon Smith Barney is acting as sponsor to M and B and InterContinental Hotels Group PLC and as financial adviser to the Six Continents Group and to nobody else in connection with the Separation and the Admissions and other matters referred to in this document and will not be responsible to anyone else for providing the protections afforded to clients of Schroder Salomon Smith Barney or for providing advice in relation to the Separation or the Admissions or any other matter referred to in this document.

The Ordinary Shares to be issued in connection with the Separation have not been, and are not required to be, registered with the SEC under the US Securities Act or any US state securities laws. Neither the SEC, nor any US state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this document. Any representation to the contrary is a criminal offence in the United States.

Proposals for the Separation of the Six Continents Group to create two separate listed companies and for a return of capital to shareholders

Shareholders are reminded that two shareholder meetings, a Court Meeting and an Extraordinary General Meeting, to vote on the above proposals will be held on 12th March 2003, commencing at 10.30a.m.

The Board of Six Continents considers that the proposals are in the best interests of Six Continents shareholders as a whole and, accordingly, recommends that you vote in favour of the proposals.

Shareholders intending to vote at these meetings using the Forms of Proxy should return their completed and signed forms so as to be received by the Registrar as soon as possible and no later than 48 hours before the time appointed for the relevant meeting. Forms of Proxy for the Court Meeting not returned by this time may be handed to the Chairman of the Court Meeting at that meeting.

The shareholder meetings are being held at The Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London, SW1P 3EE.

A telephone helpline (0845 600 6063) (or +44 117 300 7714 from outside the UK) is available between 8.30a.m. and 5.30p.m. (London time) on Monday to Saturday and between 10.00a.m. and 5.00p.m. on Sunday to respond to certain questions which you may have regarding the proposals.

The helpline will not provide investment, financial or legal advice for which you should consult your stockbroker, accountant or other professional adviser authorised under The Financial Services and Markets Act 2000. You are recommended to take independent professional advice if you are in any doubt as to the action you should take in relation to the proposals.

HELPLINE - 0845 600 6063

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PART I
SUPPLEMENTARY INFORMATION TO THE LISTING PARTICULARS

This document is supplemental to, and should be read in conjunction with, the Listing Particulars. Any statement contained in the Listing Particulars shall be deemed to be modified or superseded to the extent that a statement contained in this document modifies or supersedes such statement. This document updates certain information set out in the Listing Particulars to reflect the further detail provided on long-term financing arrangements for M and B. Unless the context otherwise requires, this document assumes that the Separation has been completed. This document contains certain forward-looking statements with respect to the financial condition, results of operations and business of the M and B Group and certain of the plans and objectives of the Board with respect thereto. We refer you to page 3 of the Listing Particulars, “Cautionary note regarding forward-looking statements”.

Words and expressions defined in the Listing Particulars have the same meaning when used in this document, unless the context requires otherwise.

1.	M and B long-term financing provides scope for significant additional returns to M and B shareholders

As stated in the Listing Particulars, the Directors have arranged appropriate bank facilities to expedite the implementation of the Separation and the Return of Capital of £700 million to Six Continents Shareholders. These facilities were put in place with terms that allowed certainty, and flexibility for a refinancing to ensure the optimum long-term capital structure for M and B. The Listing Particulars stated that alternative financing options to support the M and B Group’s strategy post Separation were being considered with a view to ensuring the optimal capital structure for the Company.

Since the original announcement of the proposed Separation on 1 October 2002, M and B has been exploring a structured financing for the Company. On 25 February 2003, Six Continents announced that M and B had entered a detailed analysis and implementation phase with a view to executing this refinancing as soon as possible.

The Board of M and B intends to use the proceeds from any refinancing to repay the existing M and B facility and return the balance to Shareholders. This could also lead to significant additional returns to shareholders in M and B. This is also in line with the policy as set out in the Listing Particulars, to deliver near-term rewards for shareholders in M and B from the strong cash flow of the business whilst retaining sufficient resources to deliver long-term earnings growth in the interest of creating shareholder value.

2.	Proposed Employee Share Plans

As explained in Section 6 of Part IX of the Listing Particulars, M and B is to have certain employee share plans (the “Employee Share Plans”). Each of the Employee Share Plans has a “plan limit” which is described in the Listing Particulars and specifies the maximum percentage of the ordinary share capital of M and B which may be issued under the Employee Share Plans. As announced by Six Continents on 3 March 2003, the method of calculating the plan limits is changed so that full account will be taken of Ordinary Shares issuable on the exercise of options granted in exchange for options under the Six Continents Executive Share Option Scheme 1985 and the Six Continents Executive Share Option Scheme 1995.

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PART II

ADDITIONAL INFORMATION

1.	Directors

The Directors of the Company upon Admission are:

Roger Carr	(Non-Executive Chairman)
Tim Clarke	(Chief Executive)
Karim Naffah	(Finance Director)
Mike Bramley	(Managing Director, Pubs & Bars)
Tony Hughes	(Managing Director, Restaurants)
George Fairweather	(Non-Executive Director)
Sara Weller	(Non-Executive Director)

2.	No Significant Change

Save as disclosed in this document, there has been no significant change and no significant new matter has arisen since the publication of the Listing Particulars on 17 February 2003.

3.	Consents

Schroder Salomon Smith Barney has given and not withdrawn its consent to the issue of this document with the inclusion herein of its name and reference to it in the form and context in which they are included.

4.	Documents for Inspection

In addition to the documents already available for inspection, copies of the following documents may be inspected at the offices of Linklaters, One Silk Street, London EC2Y 8HQ during the usual business hours on any weekday (Saturdays, Sundays and public holidays excepted), until 12 March 2003:

(i)	this document;

(ii)	the written consent referred to in Section 3 above; and

(iii)	the press announcements dated 25 February 2003 and 3 March 2003 issued by Six Continents.

4 March 2003

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SIX CONTINENTS PLC
(Registrant)

By:	/s/ M.J.N. Bridge
Name:	M.J.N. BRIDGE
Title:	DEPUTY SECRETARY

Date:	5th March 2003